CALEDONIA MINING CORPORATION

       May 08, 2009

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("the Corporation”) for the quarters ended March 31, 2009, March 31, 2008 and March 31, 2007 should be read in conjunction with the Unaudited Consolidated Financial Statements as at March 31, 2009 and the Annual Report for the year ended December 31, 2008, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Corporation’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian Dollars.

Listings

The Corporation is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

1.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

1.1

Gold Production

Blanket Mine – Zimbabwe

In October 2008 gold production was suspended at Blanket Mine due to the shortage of foreign currency caused by the Reserve Bank of Zimbabwe’s (“RBZ”) failure to pay for gold delivered to Fidelity Printers and Refiners (“FPR”).  On April 4, 2009, Blanket having received all the necessary licenses and permissions to export and market its gold, announced that Blanket would resume production. Mining operations resumed on April 7, and milling commenced on April 8, 2009. There were 3 days of power outages during the 10 day period commencing April 13. The impact on production was however proportionately greater due to the unscheduled nature of the outages and the subsequent additional time it then takes to re-start operations.  Despite this Blanket manage to deliver its April production of approximately 766 fine ounces of gold to Rand Refineries in South Africa. Returning a mine to production after a forced 6 month production hiatus is extremely complex and requires very detailed planning in order to co-ordinate the numerous factors and operations, all of which, by necessity, are  interlinked. Blanket has performed very well under the testing circumstances that continue to prevail in Zimbabwe at present.

Blanket received the proceeds on May 8, 2009 for the first bar delivered in April.

As a result of the above no production statistics are available for the 1st quarter of 2009.

Safety, Health and Environment (“SHE”)

Despite suspended gold production, maintenance activities both above and below ground continued and the following safety statistics were recorded:

•

Only one restricted work activity and one first aid incident were recorded. In all there were 6 (12 – 2008) incidents and 4 (8 – 2008) near misses during the quarter. Ongoing safety training was undertaken by management and this included the following:

o

Induction training for 68 returning employees, 110 new employees, 1 casual worker and 2 change of occupation employees.

o

22 SHE representatives were trained.

o

15 senior underground supervisors are on full blasting license courses.

o

29 employees passed first aid training, and

o

52 senior managerial staff members attended SHE programs.

•

 One new case of HIV/AIDS was identified, but the severe economic conditions have negatively affected AIDS funding and education continues but confidentiality restricts management’s ability to identify suspected cases.

There were no adverse environmental issues during the quarter and positive results continue to be obtained from underground water testing.

Even though the economic situation in Zimbabwe continues to be challenging the number of dismissals due to desertion has decreased dramatically. The number of employees who go AWOL has also decreased since the economy was “dollarized” from February 2, 2009.

Capital Projects

Number 4 Shaft Expansion Project

Due to the acute shortage of foreign currency caused by the conversion of the Reserve Bank of Zimbabwe’s indebtedness to Blanket into a Special Gold Backed Bond maturing on January 31st 2010, no further developments on the No 4 shaft project occurred and the anticipated future expenditure remains at $2,250,000. Gold production resumed in April 2009 and provided the No.4 shaft expansion is completed as planned production of 1,000 tonnes per day is only expected within a 12 month period which would generate approximately 40,000 ounces of gold per annum.

Operations

Having resumed mining and gold production activities, the operation continues to be hampered by:

•

Continuing power disruptions; and

•

Limited foreign currency working capital. Local banks have provided some working capital but this remains a restriction due to the delays in receiving the various gold export licenses and permissions and the fact that all gold has to be delivered to FPR for assaying before it is exported, thereby delaying the receipt of gold sale proceeds.

The above factors have contributed largely to the 50% drop in production since the start of the No 4 shaft expansion project.

Production results for the Quarter ended March 31		2009	2008	April 2009
Ore milled	Tonnes	-	24,700	7,990
Ore Gold Grade milled	Grams/tonne	-	3.3	4.79
Recovery %	Per cent	-	91.4	89.2
Gold produced	Ounces	-	2,395	766
Gold Sold	Ounces	-	4,352	766

Outlook

A healthy and stable economic future depends on the success of the Unity Government in Zimbabwe. Continued gold production is dependent primarily on the availability of uninterrupted electricity supply and the efficient implementation of the prevailing regulations that permits Blanket to export the gold produced to a refiner of its choice. Short term challenges include:

•

Availability of sufficient working capital until gold production stabilizes at the planned higher levels.

•

Continued recruitment and retention of key staff based on market related affordable US Dollar remuneration packages.

In a press release on 6 May 2009, the Corporation indicated that Blanket is targeting to achieve an annualized production rate of approximately 24,000 ounces of gold per annum by the end of the third quarter 2009.

Subsequent to the dollarization of the economy Blanket has reinstated relevant public liability insurance cover and will assess the necessity and affordability of other forms of insurance cover in due course.

1.2     Exploration and Project Development

1.2.1 COBALT AND BASE METALS

Nama Cobalt Project – Zambia

The January to March quarter coincides with the peak of the rainy season in Zambia, a time when light vehicle access to the field is very limited and heavy vehicles such as drilling rigs cannot operate.  Exploration activities during this period have been focused on soil sampling and consolidating much of the information gained during the previous season and preparing for the 2009 field season.

Two main styles of mineralization occur in the Nama area, the ‘D’-type iron oxide bodies which are enriched in cobalt, and the more common Ore Shale hosted Cu-Co mineralization which is being exploited by neighbouring mines.  Work carried out during exploration for these styles of mineralization is presented separately below.

‘D’-Type iron oxide Co bodies

The 2008 exploration programme focused predominantly on this style of mineralization.  The developments and outcome of this work is summarised in the MD&A for the 2008 annual report.  The metallurgical plant required to treat these ores are capital intensive and therefore requires that a resource substantially larger than that which has been estimated by management, be in place before a feasibility can be completed.  In addition, the current high cost of debt funding, the current low commodity prices and the difficulties in marketing the high volume products make this type of mineral exploitation less attractive at present.  Therefore, the exploration is now focused on other sources of cobalt mineralization while the modeling of the drill intersections and resource estimation for this type of mineralization is finalised. An inventory of all sources of ‘D’-type mineralization will continue to be compiled in anticipation of improved market conditions and local infrastructure.

Ore Shale hosted Cu-Co deposits

Mineralization of this type is currently being exploited immediately east of the Nama License and is known to extend into the license area for some 2,000 meters.  As part of the broader coverage of the 2008 field program, exploration was carried out to establish the existence and extent of the Ore Shale along the western margin of the Konkola Dome.  A shale unit approximately 100 meters wide containing anomalous values of Co and Cu has been located in the area but is covered by very deep soils.  In addition, the unit appears to be disrupted and trends towards the known ‘A’ Resource Body.

In view of the deep soil cover, the structural link between the Co-Cu shale and the ‘A’ body needed to be explored with either deep soil sampling or drilling.  A test exercise conducted using samples taken from very large termite mounds (5 to 7 meters high) proved highly successful in defining the zone of Co-Cu enrichment.  This exercise has now been extended over the areas for which detailed geological structure are required. Based on the outcome of this work specific deep sampling holes are planned and will be followed up by diamond drilling if warranted.

The 2009 Exploration Season

Only seven of the initial geochemical anomalies found at Nama have been followed up to date. The remaining ten anomalies remain to be examined and prioritised so that those with the greatest potential can be followed up first. This work is currently in progress.  In determining the nature of the anomalies, they are ranked according to style of mineralisation and structure which will enable the exploration team to select the most appropriate targets for the 2009 exploration programs, and selected targets will be drilled during the latter period of the 2009 exploration season.

1.2.2 Rooipoort PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

Rooipoort

The joint venture Shareholders Agreement with Mitsubishi Corporation has been drafted. The final requirement prior to signing the Shareholder Agreement relates to the Department of Minerals and Energy’s (“DME”) requirement for Caledonia to conclude an acceptable BEE agreement to secure the prospecting licenses granted to Maid O’ The Mist and Mapochs Exploration. Although the conclusion of this Broad-based Black Economic Empowerment (“BEE”) agreement is not a legally enforceable requirement Caledonia and Mitsubishi have chosen to comply with the DME’s request. These discussions are at an advanced stage.

1.2.3 GOLD

Zimbabwe Exploration – Gold

Due to the lack of foreign currency no exploration work has taken place during the quarter and resources will be allocated primarily to the resumption of gold production, thereafter exploration activities will be reviewed.

2.

SUMMARY OF QUARTERLY RESULTS

The following information is provided for each of the 8 most recently completed quarters of the Corporation - ending on the dates specified - in thousands of Canadian Dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

($000’s-except per share amounts.)	Mar 31/09	Dec 31/08	Sept 30/08	June 30/08	Mar 30/08	Dec 31/07	Sept 30/07	June 30/07
Sales from continuing operations	-	29	2,280	2,883	2,504	3,231	1,950	1,539
Income/(loss) for continuing operations -per share basic and diluted	(799) (0.0016)	(2,066) (0.0041)	(2,749) (0.0055)	(261) (0.0005)	791 0.0016	494 0.001	(855) (0.002)	364 0.001
Discontinued operations (loss)	(40)	(531)	(30)	(24)	(70)	(249)	(80)	(126)
Net Income/ (loss) after discontinued operations - per share basic and diluted	(839) (0.0017)	(2,597) (0.0052)	(2,779) (0.0056)	(285) (0.0006)	721 0.0015	245 0.001	(935) (0.002)	238 0.0005
No of shares basic ‘000	500,169	500,169	500,169	500,169	493,199	487,869	487,869	487,869

Note:

 The effect of the dilution on the earnings per share has not been calculated as the result for 2009, 2008 and 2007 was a loss and the diluted earnings per share would be anti-dilutive.

The discontinued operations relate to Barbrook and Eersteling Mines up to Q1 2008, thereafter Eersteling is the only discontinued operation. The loss on sale of Barbrook Mine was reclassified to discontinued operations in the fourth quarter 2008. All foreign exchange gains or losses are reported in the results before discontinued operations.  Gold sales for the 1st quarter at Blanket Mine were Nil (2,809 - 2008) ounces. Included in the loss for continuing operations is the unrealized foreign exchange gain of $739,000 ($100,000 – 2008). As there was no gold production during the quarter, Blankets operational costs included wages of $403,000 ($282,000 - 2008), consumables of $270,000 ($683,000 - 2008) and mine administration costs of $206,000 ($185,000). The dollarization of the economy has impacted on remuneration rates as illustrated above, management is monitoring this closely to ensure we are paying affordable and market related rates to ensure the scarce skills are retained.

As the amount owing by RBZ was converted into a Special Tradable Gold Backed Bond by RBZ in February 2009, no funds have been received during Quarter 1, 2009 by Blanket from the RBZ.

Blanket is a self-sustaining operation and operates in Zimbabwe in what was a hyper inflationary economy. Due to the dollarization of the economy in February, 2009 the hyper inflationary environment no longer exists. Accordingly the results of these operations are now translated into Canadian Dollars using the current rate method. On January 1, 2009 Blanket’s functional currency also changed to US Dollars following the Monetary Policy announcement introducing the use of foreign currency in Zimbabwe for all forms of trade and business. The assets and liabilities of a self-sustaining foreign operation are translated at the rate in effect at the balance sheet date for purposes of incorporation in the financial statements of Caledonia and, therefore, an exchange gain or loss will arise when the exchange rate changes. This exchange gain or loss has no direct effect on the activities of Caledonia. It is inappropriate to incorporate this exchange gain or loss in net income in the period in which it arises; rather, it is reported in the financial statements as a separate component of shareholders' equity and is disclosed as a separate component of accumulated other comprehensive income during the period. In summary the current rate method is as follows:

(i)

all assets and liabilities at rates at balance sheet date;

(ii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Foreign exchange loss or profit arising on the translation of revenue and expense items is disclosed in income in the period incurred.

Included in the statement of operations is an exchange gain of $498,000 (Loss $405,000 – 2008) relating to the translation of Blanket Mine expense items and a loss of $275,000 (Nil 2008) has been disclosed under accumulated other comprehensive income.

3.

INVESTING

During the first quarter 2009 the Corporation invested $386,000 in capital assets and mineral properties ($231,000 in 2008 and $684,000 in 2007).  Of the amount invested in 2009, $384,000 was spent at Nama.

4.

FINANCING

The Corporation financed its operations using the funds received from the sale of Barbrook in May 2008. No capital raising is currently intended during 2009 and funds available from the sale of Barbrook are expected to be sufficient to finance the Corporation’s activities. Working capital loans of US$600,000 have been secured by Blanket for the start up of production but additional working capital loans will be required. These loans have been obtained in Zimbabwe at an interest cost of approximately 6% pa. Additional funding of US$2,250,000 is required for the completion of the No. 4 shaft expansion and it is the intention to obtain this funding in Zimbabwe. Various financial institutions have recently been approached with detailed submissions to obtain this funding but as yet no viable term sheets have been received.

5.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2009, the Corporation had a working capital surplus of $2,657,000 (surplus of $4,027,000 at December 31, 2008). Current assets of $3,960,000 ($4,976,000 – December 2008) decreased due to a decrease in cash. The amount of $2,890,301 (shown at fair value) owing to Blanket by RBZ is classified as a long term loan as the gold bond is redeemable only in February 2010.

Blanket Mine continues to be self funding. Very limited amounts are currently being spent on capital development due to a lack of foreign currency but this will increase as production ramps up in the months ahead.

During 2009, it is expected that the cash requirements of the Corporation will be met from the proceeds of the sale of Barbrook Mine and gold sales from Blanket Mine.

Anticipated cash inflows in 2009 will be used mainly by the Corporation on returning Blanket’s production back up to 24,000 ounces pa and then 40,000 ounces pa provided Blanket can secure the required funding.

The Corporation does not have any significant long-term contractual obligations or commercial commitments other than the payment of its current liabilities and its four cobalt sales agreements.  The Corporation has minor obligations in respect of license fees for its exploration and mining properties some of which are paid in full by the Corporation’s joint venture partners.   Now that Motapa has withdrawn from its JV on Mulonga Plain, the Corporation will be responsible for maintaining the licenses.   As of March 31, 2009 the Corporation had potential/contingent liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,160,000.

6.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

7.

RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions:

	Quarter ended March 31
	2009	2008	2007
	$’000	$’000	$’000
Management, and allowances paid or accrued to a company which provides the services of the Corporation’s President	141	128	131
Rent paid to a Company owned by members of the President’s family	11	11	12
Fees paid to the Chairman of the Board	50	-	-

8.      CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the Corporation. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago. The estimations are accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the Corporation or its operations.

The following accounting policy changes have been adopted as of January 1, 2009 and are more fully described in the Interim Consolidated Financial Statements.

a. Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of this standard is not expected to have an effect on the Corporation’s consolidated financial statements.

9.

   FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian Dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian Dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African Rand and United States Dollars.  Management do not consider that the fluctuation of the value of these currencies to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operations are now transacted using the United States Dollar as the functional currency. As a result of the introduction of the US Dollar as legal tender in Zimbabwe the hyperinflationary environment has decreased dramatically. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine depending on the exchange rate between the US Dollar and the Canadian Dollar. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Corporation does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian Dollar that would be affected by changes in exchanges rates relative to the Canadian Dollar.

$000	US Dollars	SA Rand
Cash	(76)	8,429
Accounts Receivable	2,626	862
Accounts Payable	612	2,701

The table below illustrates by how much a 1% change in the rate of exchange between the Canadian Dollar and the currencies above will affect net income.

$000	US Dollars	SA Rand
Cash	-	11
Accounts Receivable	21	1
Accounts Payable	5	3

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free and only utilizes overdraft facilities for short periods if necessary. As a result of Blanket Mine being brought back into production (see Note 16) working capital borrowings will increase in Zimbabwe. The working capital loans will be US Dollar denominated and will attract interest rates of approximately 6% pa. It is the intention of Blanket to borrow further funds to complete the No 4 shaft expansion project. No term sheet has been received for these loans and thus the interest rate is unknown. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) who was the sole buyer of gold produced in Zimbabwe, in terms of legislation and regulations that prevailed until February 1, 2009.

At December 31, 2008 the RBZ owed Blanket US$2,400,000 (at fair value). The amount owed to Blanket was converted into a Special Tradable Gold-backed Foreign Exchange Bond (“Bond”) by RBZ following the Monetary Policy announcement on February 2, 2009 that has the following features;

•

Term of 12 months

•

Interest at 8% pa on maturity

•

Bond may be sold locally, regionally or internationally at an agreed price

•

RBZ will honour the full principal plus interest on maturity

 The lack of foreign currency in Zimbabwe affects all business sectors and management maintains close relations with RBZ to ensure payments are made whenever necessary, to sustain operations, within the capabilities of the RBZ.

iv) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

v) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

In the Monetary Policy Announcement made by RBZ on February 2, 2009, Blanket became eligible to export its gold to a refiner of its choice and to receive 100% of the proceeds in US Dollars paid into its foreign currency account at a Zimbabwean commercial bank. As a result of this announcement, Blanket resumed gold production on April 7, 2009 after receiving all the necessary licenses from the Ministry of Finance and the RBZ.

10.          SECURITIES OUTSTANDING

As at March 31, 2009 the following securities were outstanding:

(1)

500,169,280 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Validity
34,630,000	Common share purchase options	Average $0.1716	Various until May 11, 2016
Nil	Common share purchase warrants	-

As the Corporation’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, the Corporation could grant options on 50,016,928 shares.  This figure includes any options previously exercised and the current unexercised options.

11.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2008 and March 31, 2009 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of the Corporation's internal controls over financial reporting using a framework designed by management and considered appropriate to the conditions of the various operating environments, and concluded that the following disclosable material weaknesses still exist, as at March 31, 2009.

Segregation of duties

Due to limited resources, adequate segregation of duties within the accounting group was not achieved.  This creates a risk that inaccurate entries could be made and not corrected on a timely basis. The result is that the Corporation is highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potential significant errors.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation's development, the Corporation does not have sufficient size and scale to warrant the hiring of additional staff to correct the segregation of duties weakness at this time. There were no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of four Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

12.          FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Corporation’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

13.

QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is a qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated. He was assisted where appropriate by outside consultants and/or qualified persons for joint-ventured projects. Mr. David Grant, is the Independent Qualified Person  for the NI 43-101 report on the D resource area of the Nama Property, prepared by Applied Geology and Mining (Proprietary)Limited whose Managing Director is Mr. Grant .

14.

BOARD AND SENIOR MANAGEMENT CHANGES

There were no Board or senior management appointments since the year ended December 31, 2008.